SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                FOR THE MONTH OF
                                    MAY 2001

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES

                                (599) (9) 7366277
                    (address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F  X  Form 40-F
                                      ---          ----


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes      No  X
                                     ---      ---

[Logo]

                                           FOR ADDITIONAL INFORMATION
                                                Itzick Sharir
                                                Chief Executive Officer
                                                Sapiens International
                                                Tel:  +1-877-554-2426
                                                      +972-8-938-2905
                                                E-mail: itzick.s@sapiens.com
                                                        --------------------



           LA SMABTP AWARDS SAPIENS ACCELERATED EURO MIGRATION PROJECT
                            VALUED AT 2 MILLION EURO

Research Triangle Park, N.C.--May 29, 2001 --Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solution provider, announced today that La SMABTP, France's leading insurance company for the construction industry, has chosen Sapiens to implement an accelerated euro migration project for business-critical systems. The project, which involves La SMABTP's core IARD, VIE and PRET applications, was scheduled to be completed within an aggressive timetable of five months due to Sapiens's off-site global project support capabilities. Project implementation is in progress, on time and in certain areas ahead of the already tight time schedule.

Through the implementation of its EuroMigration(TM) solution, Sapiens will establish a repository involving more than 11,000 components in an environment involving MVS, COBOL, DB2/DL1/VSAM and will run the impact assessment, the conversion and the validation tests. The project repository may be used for future IT development needs.

Saadia Essoudry, Managing Director of Sapiens France adds: "This project strengthens our position as a leading provider of software solutions to the insurance sector. We are committed to extending our relationship with La SMABTP through other solution offerings, including Sapiens eMerge(TM) for the rapid application development and the Web-enabling of existing applications."

ABOUT LA SMABTP

LA SMABTP incorporated in France in 1859 by builders, for builders, has become the leading insurer for the housebuilding sector. Faithful to its original aim, La SMABTP devotes all of its energies to meet the insurance requirements of housebuilders. The Group SMABTP, which consists of La SMABTP, La SMAvie BTP and Sagena, has a turnover of 945 million euro and manages assets valued at almost
4.8 billion euro.

ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a leading provider of large-scale, customized, business-critical software solutions which are developed and delivered in rapid time-to-market. Through its e-Business Integration, Migration, Outsourcing and IT Services business lines, the Company enables its customers to capitalize on their IT assets in the transition to e-business. Sapiens' strategic solutions integrate its proven rapid application development
(RAD) methodology, efficient rule-based object technology, and extensive consulting expertise. Applying proven technologies, including its flagship eMerge(TM) offering, Sapiens ensures a rapid return-on-investment and responsiveness to change. In addition, the Company provides its customers in the insurance/finance and supply chain markets with field-tested, reusable, business components, to expedite deployment of certain applications, as well as dedicated practice groups, which provide business domain expertise.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Groupe Andre, Honda, IBM, International Paper, Panasonic UK, Principal Financial, Prudential, Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.
                                                     -----------------------

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[Logo]

                                           FOR ADDITIONAL INFORMATION
                                                Itzick Sharir
                                                Chief Executive Officer
                                                Sapiens International
                                                Tel:  +1-877-554-2426
                                                      +972-8-938-2905
                                                E-mail: itzick.s@sapiens.com
                                                        --------------------


                   SAPIENS INTERNATIONAL ANNOUNCES Q1 RESULTS

     RECOVERY PLAN ON TRACK AS SAPIENS REPORTS ACROSS-THE-BOARD IMPROVEMENTS

Research Triangle Park, N.C.--May 2, 2001--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solution provider, today announced its unaudited results of operations for the first quarter ended March 31, 2001.

Revenues, which last year fell from $21.4 million in the first quarter of 2000 to $11.6 million in the fourth quarter, rose 22% during the first quarter of 2001 to $14.1 million. The gross profit margin, which dropped from 44% in the first quarter of 2000 to a negative 27% by the fourth quarter, rose to a positive 19% in the first quarter, reflecting a dramatic improvement in project delivery and resource utilization during Q1 of 2001.

Operating expenses, which in 2000 doubled from $11.9 million in the first quarter to $24.1 million at year-end, fell 54% during the first quarter of 2001 to $11.1 million. Consolidated operating loss, which last year rose from $2.4 million in the first quarter of 2000 to $27.3 million in the final quarter, decreased by 70% in the first quarter of 2001 to $8.4 million.

Net loss, which increased from $2.2 million in the first quarter of 2000 to $27.7 million in the fourth quarter, decreased by 65% to $9.8 million during the first quarter of 2001.

Itzick Sharir, President and Chief Executive Officer of Sapiens, commented: "I am most encouraged with the progress of our recovery plan despite the negative operating results. As the results demonstrate, compared with the fourth quarter of 2000 when we first began to implement the recovery program, we have made significant progress in every aspect of our business, including increasing revenues and order entry, generating a positive gross profit margin and reducing costs across the board. There is still a lot of work to be done, but we are moving in the right direction and feel confident that we can execute on the aggressive goals that we have set for ourselves in the quarters ahead.

"In addition to the success of the first phases of the recovery program, I am pleased to also be able to report that as a result of successful marketing, particularly in the US, UK, and French markets, Sapiens entered the second quarter with a $15.3 million in orders backlog. The backlog reflects the signing of a number of high-profile new customer projects, including an outsourcing project with our long-term customer, International Paper, a sizeable development project with Panasonic UK and a substantial euromigration project with SMABTP, one of the largest insurance companies in France.

"We also managed to complete our management team this quarter with two highly qualified and experienced professionals. I would like to welcome to Sapiens our new CFO, Yuval Hadari, and our new EVP for Technologies and Operations, Amos Shattner. The addition of Yuval and Amos completes our new senior management team and we all look forward to our overriding objective of returning Sapiens to profitability by year end."

ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a leading provider of large-scale, customized, business-critical software solutions which are developed and delivered in rapid time-to-market. Through its e-Business Integration, Migration, Outsourcing and IT Services business lines, the Company enables its customers to capitalize on their IT assets in the transition to e-business. Sapiens' strategic solutions integrate its proven rapid application development
(RAD) methodology, efficient rule-based object technology, and extensive consulting expertise. Applying proven technologies, including its flagship eMerge(TM) offering, Sapiens ensures a rapid return-on-investment and responsiveness to change. In addition, the Company provides its customers in the insurance/finance and supply chain markets with field-tested, reusable, business components, to expedite deployment of certain applications, as well as dedicated practice groups, which provide business domain expertise.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Groupe Andre, Honda, IBM, International Paper, Panasonic UK, Principal Financial, Prudential, Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.
                                                     -----------------------

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                   Condensed Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)


                                                   For the three months ended
                                                --------------------------------
                                                  3/31/2001          3/31/2000
                                                -------------       ------------
                                                 (Unaudited)        (Unaudited)
REVENUES
Products                                          $   4,904          $  11,140
Consulting and other services                         9,180             10,282
                                                  ---------          ---------
Total revenues                                       14,084             21,422
                                                  ---------          ---------

COST OF REVENUES

Products                                              5,019              4,792
Consulting and other services                         6,375              7,132
                                                  ---------          ---------
Total cost of revenues                               11,394             11,924
                                                  ---------          ---------

GROSS PROFIT                                          2,690              9,498

EXPENSES
Research and development, net                         1,463              1,974
Selling, general and administrative                   9,178              9,631
Amortization of goodwill                                492                274
                                                  ---------          ---------

OPERATING INCOME                                     (8,443)            (2,381)

Financial income/(expenses), net                     (1,303)              (342)
Other income/(expenses), net (b)                        (39)               494
                                                  ---------          ---------

NET INCOME                                        $  (9,785)         $  (2,229)
                                                  =========          =========

Preferred stock dividend                                 --                (64)
                                                  ---------          ---------

Net income to common shareholders                 $  (9,785)         $  (2,293)
                                                  =========          =========

Basic earnings per share                          $   (0.43)         $   (0.10)
                                                  =========          =========
Diluted earnings per share (c)                    $   (0.43)         $   (0.10)
                                                  =========          =========

Weighted average shares used to compute:
Basic earnings per share                              23,003            21,897
Diluted earnings per share (c)                        23,003            21,897


Note a: Certain prior year's amounts have been reclassified to conform with current year presentation.

      b: Includes other expenses, taxes and minority interest

      c: Due to the net loss in 2001 and 2000 the inclusion of dilutive securities would be antidilutive.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                      Condensed Consolidated Balance Sheets
                                  (U.S. Dollars in thousands)


                                                  3/31/2001         3/31/2000
                                                -------------      ------------
                                                 (Unaudited)       (Unaudited)

ASSETS

       Cash                                       $   14,498        $   17,038
       Short-term investments                          2,872             2,632
                                                  ----------        ----------
                                                      17,130            19,910
       Trade receivables                              26,463            31,663
       Other current assets                            7,713             7,730
                                                  ----------        ----------
       TOTAL CURRENT ASSETS                           51,323            59,286
                                                  ----------        ----------

       Property and equipment, net                     6,707             5,802
       Other assets                                   25,233            26,407

                                                  ----------        -----------
TOTAL ASSETS                                      $   82,358        $   92,400
                                                  ==========        ===========


LIABILITIES AND SHAREHOLDERS' EQUITY

       Short-term loans and current maturities
          of long-term debt                       $   14,860        $   16,981
       Trade payables                                  6,112             5,918
       Other liabilities and accrued expenses         21,682            25,131
       Deferred revenue                                3,172             3,213
                                                  ----------        ----------
       TOTAL CURRENT LIABILITIES                      45,673            51,396
                                                  ----------        ----------


       Long-term debt and other liabilities            7,433             7,467
       Redeemable shares in a subsidiary              10,441            14,675
       Shareholders' equity                           18,777            18,896

                                                  ----------        ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $   82,358        $   92,400
                                                  ==========        ==========

Note: Certain prior year's amounts have been reclassified to conform with current year presentation

                                      # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      SAPIENS INTERNATIONAL CORPORATION N.V.
                                                   (Registrant)




Date: May 31, 2001                                By:
                                                     ------------------------
                                                         Steve Kronengold
                                                         General Counsel